Exhibit 99.1

9 November 2021

PureTech Health plc

PureTech Announces Participation at the Jefferies London Healthcare Conference

Company reports PureTech Level Cash and Cash Equivalents of $387.3 million1 and Consolidated Cash and Cash Equivalents of $441.0 million2 as of September 30, 2021

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, today announced that Bharatt Chowrira, Ph.D., J.D., President and Chief of Business and Strategy and George Farmer, Ph.D., Chief Financial Officer, will participate in a fireside chat at the Jefferies London Healthcare Conference on Wednesday, November 17, 2021, at 7:20 AM EST. A webcast of the presentation will be available at https://investors.puretechhealth.com/events-presentations.

Additionally, the Company reported PureTech Level Cash and Cash Equivalents of $387.3 million and Consolidated Cash and cash equivalents of $441.0 million as of September 30, 2021.3 PureTech’s Founded Entities are also well-capitalized, having raised over $1.6 billion since July 2018, 96% of which came from third-party investors.4

Non-IFRS Financial Measures

PureTech Level Cash and Cash Equivalents is an alternative performance measure which is adjusted and constitutes a non-IFRS measure. We believe that these non-IFRS performance measures, when provided in combination with IFRS measures, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS measures and should not be considered superior to measures presented in accordance with IFRS.

PureTech Level Cash and Cash Equivalents is defined as cash and cash equivalents held at PureTech Health plc and its wholly-owned subsidiaries only. Please see below for a reconciliation to Consolidated Cash and cash equivalents, which is the most directly comparable measure calculated in accordance with IFRS.

(in thousands)	As of September 30, 2021
Consolidated Cash and cash equivalents	$440,966
Less: Cash and cash equivalents held at non-wholly owned subsidiaries	($53,648)

PureTech Level Cash and Cash Equivalents	$387,318

1.

PureTech Level Cash and Cash equivalents as of September 30, 2021 represent cash and cash equivalents held at PureTech Health plc and its wholly-owned subsidiaries only. Please see the section captioned “Non-IFRS Financial Measures” included in this release for additional information.

2.

Consolidated Cash and cash equivalents as of September 30, 2021 represent cash and cash equivalents for PureTech Health plc in accordance with International Financial Reporting Standards (IFRS). Please see the section captioned “Non-IFRS Financial Measures” included in this release for additional information.

3.	These figures are unaudited and do not present all information necessary for an understanding of the Company’s financial condition as of September 30, 2021.
4.

Funding figure includes private equity financings, loans and promissory notes, public offerings, or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations such as with, Boehringer Ingelheim, Imbrium Therapeutics L.P., Shionogi & Co Ltd, or Eli Lilly.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, our participation in upcoming events and presentations. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Investors	EU media	U.S. media

Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com

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